

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via Email
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

> **Re: Principal Solar, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed May 2, 2014**
> **File No. 333-193058**

Dear Mr. Gorton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Business, page 2

1. Please provide further disclosure clarifying what is meant by the "world's first distributed solar utility."

Risks Factors, page 11

General Risks, page 11

We believe that certain prior corporate actions undertaken by us . . ., page 17

2. Please remove the statement that you "also believe that the risks associated with the prior failure of the Company to formally file a preferred stock designation for the Series A

Preferred Stock and to obtain valid shareholder approval for the reverse stock is minimal" as it mitigates the risk you disclose. Please also tell us the basis for your belief as to the minimal risk you describe here.

Risks Relating To the Company's Operations and Planned Operations, page 18

Our estimates and business plan are built around the assumption that grid parity . . ., page 25

3. Please remove the statement regarding the GBI Research report stating that "grid parity in the United States (on average) will occur between 2014 and 2017" as it mitigates the risk that you discuss here.

Description of Business, page 31

Business Strategies, page 33

4. We not your response to comment 10 in our letter dated January 22, 2014. Please provide further details regarding "the experience of the Company's management that the solar industry is fragmented, has experienced rapid expansion, growing acceptance, and declining costs."

5. Please provide further details regarding how you plan to "[d]evelop, opportunistically, new commercial and utility solar projects utilizing our partnerships and relationships" and "[b]uild an entity capable of creating innovative, very large gigawatt (GW) scale projects around the world based on solid economics," including how you plan to finance such projects.

Industry, page 35

6. We note that many of your charts showing the declining cost of PV panels and the retail cost of electricity reflect data as of 2012 and 2009, respectively. We also note your disclosure that the cost of PV panels has increased from $0.60 in October 2013 to approximately $0.70 per watt in March 2014. Please provide updated disclosure regarding the costs of PV panels and retail electricity.

Further Business Strategies, page 40

7. Please provide the basis for management's belief that "it has strong enough contacts in some of the world's largest companies and in the decision making segments of utilities and governments that give us the opportunities to build gigawatt scale projects in key global locations."

Key Project Assessment Criteria, page 41

Tax Strategies, page 43

8. Please provide the rationale for your statement that the bonus depreciation incentive that expired at the end of 2013 "may be extended through 2014 and applied retroactively to January 1ˢᵗ of 2014."

White Papers, Standards, and Thought Leadership, page 43

9. Please provide further details regarding the Lifetime Energy Production (LEP) ranking metric, including additional disclosure regarding how LEP is calculated and if this ranking metric is widely accepted by the solar industry.

10. We note your response to comment 15 in our letter dated January 22, 2014. While we note that you do not produce or sell PV modules, photovoltaic modules and solar power generation systems, both play a direct role in your business. In addition, the Principal Solar Institute brings together individuals chosen by your management, and, in some cases, members of your management, who draft white papers and articles published on behalf of you. As such, please provide further details regarding your belief that the Principal Solar Ratings System is unbiased.

Material Acquisitions, page 49

11. We note your response to comment 18 in our letter dated January 22, 2014. We note that, while your disclosure described each of the three acquisitions, it does not describe the terms of each of the Power Purchase Agreements. Here or in an appropriate place in your prospectus, please revise to provide the terms of your Power Purchase Agreements.

Legal Proceedings, page 53

12. We note your response to comment 26 in our letter dated January 22, 2014. Please revise your disclosure to include the percentage of your common stock beneficially owned by Pegasus Funds.

Directors, Executive Officers, Promoters and Control Persons, page 54

Biographical Information, page 54

13. Please further revise this section to provide a *brief* description of the business experience during the past five years of each director and executive officer, including the dates of each person's principal occupations and employment during the past five years. You should identify the type of occupation and the nature of the business of prior employers but you should not include additional disclosure that appears to constitute your opinion,

or does not specifically satisfy the requirements of the federal securities laws, such as "[d]uring the next three years, Ms. Laine became the number one ranked independent artist on the Country Music Chart, was nominated for best female artist by Country Music Radio DJs in 2002, and put six songs on the charts." Please see Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Holders and Management, page 64

14. We note that Ray L. Hunt, father of your former director Hunter Hunt, is deemed to have beneficial ownership over the shares held by Steuben Investment Company II, L.P. Please confirm if Hunter Hunt can also be deemed to be a beneficial owner of such shares. Please see Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

15. We note your statement that "Mr. Dauterman may also be deemed to beneficially own additional securities in the Company other than as set forth in the table above." Please note that your disclosure should include *all* of the shares beneficially owned by any person who is the beneficial owner of more than 5% of your voting securities. (emphasis added) Please also include the name of each individual or entity that is a direct beneficial holder of your shares (for example, Pegasus Funds LLC) in your beneficial ownership table. Please see Item 403(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Plan of Operations, page 67

16. We note your response to comment 22 in our letter dated January 22, 2014 and your revised disclosure on pages 67 and 71. However, we note your revised disclosure now states that you need to raise approximately $5,000,000 of additional funding to satisfy your cash requirements for the next 24 months, exclusive of acquisitions. We also note your disclosure that in the event you are unable to raise funding or funding is not available on favorable terms, you can continue your operations at the current level for approximately six months. Please revise your disclosures to provide a reasonably detailed discussion of your viable plan to continue in business for at least the 12 month period following the date of the most recent financial statements included in the filing. If you are unable to raise funds to satisfy your anticipated cash requirements over the next 12 months, please disclose what other actions you might take in order to continue in business as a going concern. Please refer to Section 607.07 of the Codification of Financial Reporting Releases.

17. Please expand your disclosure to address how you intend to find and finance your acquisitions. In this regard, we note your statement that acquisition activity and acquisition expenses can vary widely, and, as such, it is "impossible" to "estimate monthly expenses with any degree of certainty." However, we also note that

> acquisitions are one of the four prongs of your business strategy. Please provide further details regarding how you expect to find and finance such acquisitions.

Plan of Distribution and Selling Stockholders, page 80

18. We note your disclosure in footnote 5 that the beneficial owner of the shares held by Pathfinder Worldwide Financial Group LLC is Grant Seabolt. Please also disclose that Mr. Seabolt is your outside counsel in connection with this registration statement. Please see Item 507 of Regulation S-K.

19. We note your response to comment 29 in our letter dated January 22, 2014. Please identify in the registration statement the person or persons who have voting or investment control over your securities that the entity owns. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

20. Please address the following comments:

- Please tell us if your solar power facilities generate renewable energy credits, performance-based incentives, or other similar credits. If so, tell us in sufficient detail and disclose how you account for such arrangements.

- Please explain to us in sufficient detail if your Powerhouse One Power Purchase Agreement ("PPA") qualifies as a lease under ASC 840-10-15-6. If so, explain to us how you determined the appropriate lease classification and clarify if you consider the lease payments to be minimum lease payments, contingent rents, or a combination of the two.

Note 5. Acquisitions, page F-11

21. We note your response to comment 38 in our letter dated January 22, 2014. We do not agree with your statement that you are not required to provide financial statements and pro forma financial information for this acquired business because you acquired it while you were still a private company. Since the acquisition of Powerhouse One LLC is significant at greater than the 40 percent level, historical

audited financial statements of the acquired business for the two most recent fiscal years and unaudited financial statements for the most recent subsequent interim period preceding the date of the acquisition and the corresponding interim period of the preceding year are required and should be filed with your next amendment. Please refer to Rule 8-04(c) of Regulation S-X. Please also provide the pro forma financial information required by Rule 8-05 of Regulation S-X.

22. Please address the following comments related to your Powerhouse One acquisition:

- We note that the acquisition was largely funded by a $5 million loan obtained by the acquiree. Please explain to us the mechanics of this transaction in greater detail, including an explanation of why the acquiree, not you, appeared to directly obtain financing and a summary of how the cash physically flowed between the involved parties.

- We note that the acquisition did not result in any purchase price allocation to intangible assets, such as customer-related or contract-based intangible assets. We note, for example, that Powerhouse One generates revenues under an 8-year PPA. See ASC 805-20-25-10.

Current Report on Form 8-K, filed May 5, 2014

23. We note the Form 8-K dated May 5, 2014 that you filed on EDGAR, even though you are not yet subject to any periodic reporting obligations. Please tell us the purpose of the materials that are attached as exhibits, with a view to understanding the reason for the presentation and the intended audience. If these materials were presented to potential investors, please provide us with your analysis as to whether these materials constitute offers of securities and, if so, how the materials are consistent with Section 5 of the Securities Act of 1933.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.